SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 May 2018
Exhibit 1.2	Transaction in Own Shares dated 03 May 2018
Exhibit 1.3	Transaction in Own Shares dated 03 May 2018
Exhibit 1.4	Director/PDMR Shareholding dated 04 May2018
Exhibit 1.5	Transaction in Own Shares dated 09 May 2018
Exhibit 1.6	Director/PDMR Shareholding dated 11 May2018
Exhibit 1.7	Director/PDMR Shareholding dated 22 May 2018
Exhibit 1.8	Director Declaration dated 22 May 2018
Exhibit 1.9	Total Voting Rights dated 31 May 2018

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	01 May 2018
Number of Shares purchased:	2,000,000
Highest price paid per Share (pence):	550.1000
Lowest price paid per Share (pence):	542.7000
Volume weighted average price paid per Share (pence):	547.2724

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	547.2724	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0715N_-2018-5-3.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	02 May 2018
Number of Shares purchased:	3,000,000
Highest price paid per Share (pence):	550.6000
Lowest price paid per Share (pence):	545.7000
Volume weighted average price paid per Share (pence):	548.0967

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	548.0967	3,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0745N_-2018-5-3.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	03 May 2018
Number of Shares purchased:	2,000,000
Highest price paid per Share (pence):	551.2000
Lowest price paid per Share (pence):	542.3000
Volume weighted average price paid per Share (pence):	546.3674

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	546.3674	2,000,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0977N_-2018-5-3.pdf

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Horace Lamar McKay
2	Reason for the notification
a)	Position/status	Deputy Chief Executive Officer / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	ADSs disposed by way of sale
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$44.125	300
		$44.130	200
		$44.135	730
		$44.140	4,600
		$44.141	1,800
		$44.145	500
		$44.150	6,800
		$44.155	3,150
		$44.160	5,400
		$44.165	2,750
		$44.170	4,000
		$44.175	3,200
		$44.180	1,200
		$44.185	2,800
		$44.190	500
		$44.191	1,600
		$44.195	1,335
		$44.200	2,000
		$44.205	1,100
		$44.210	6,500
		$44.215	1,700
		$44.220	3,100
		$44.225	1,570
		$44.230	4,400
		$44.231	1,000
		$44.235	1,000
		$44.240	3,700
		$44.245	400
		$44.250	2,700
		$44.255	4,267
		$44.260	6,000
		$44.265	1,950
		$44.270	2,338
		$44.275	300
		$44.280	700
		$44.285	2,100
		$44.290	1,200
		$44.295	4,208
		$44.300	1,652
		$44.301	300
		$44.305	900
		$44.308	100
		$44.310	1,600
		$44.315	2,700
		$44.320	3,000
		$44.325	500
		$44.330	1,000
		$44.335	1,600
		$44.340	1,300
		$44.345	3,250
		$44.348	700
		$44.350	1,100
		$44.370	200
d)	Aggregated information - Volume - Price - Total	113,000 $44.229 $4,997,878.03
e)	Date of the transaction	3 May 2018
f)	Place of the transaction	New York Stock Exchange

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that it has purchased, in accordance with the authority granted by shareholders at the 2017 Annual General Meeting of the Company, the following number of its ordinary shares of $0.25 each ("Shares") on Exchange (as defined in the Rules of the London Stock Exchange) as part of the buyback programme announced on 15 November 2017 (the "Programme"):

Date of purchase:	9 May 2018
Number of Shares purchased:	302,148
Highest price paid per Share (pence):	571.8000
Lowest price paid per Share (pence):	558.8000
Volume weighted average price paid per Share (pence):	565.0733

The Company intends to cancel these Shares.

The schedule below contains detailed information about the purchases made by Barclays Capital Securities Limited (intermediary code: BARCGBN1) on the Date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	565.0733	302,148

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5807N_-2018-5-9.pdf

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.72	55
d)	Aggregated information - Volume - Price - Total	55 £5.72 £314.60
e)	Date of the transaction	10 May 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.72	55
d)	Aggregated information - Volume - Price - Total	55 £5.72 £314.60
e)	Date of the transaction	10 May 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that on 22 May 2018, conditional share awards and the vesting of shares previously awarded were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan").

The Deferred Award - 2017

Mr R W Dudley                   compulsory award        37,706 ADSs
Dr B Gilvary                        compulsory award        127,457 ordinary shares

This is a conditional award of half of a director's annual bonus, required to be deferred into ordinary shares/ADSs. The award will vest subject to performance conditions as detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2017.  Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Performance Share Award 2018-2020

Mr R W Dudley                  232,600 ADSs
Dr B Gilvary                       696,705 ordinary shares

This conditional award with a 2018-2020 performance period is awarded at the maximum number, with the number of ordinary shares/ADSs which vest dependent on the extent to which performance conditions are satisfied over a three-year period ending 31 December 2020. These performance conditions are detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2017.  Each Executive Director will be entitled to the value of reinvested dividends on those ordinary shares/ADSs which vest.

The Deferred Matching Award 2015 - dividend vesting

This vesting represents additional dividends received on the vested award under the EDIP deferred matching award 2015, which vested on 20 February 2018 and was announced under RNS 4373F.

	Vested amount	Shares sold for tax and expenses	Released amount

Dr B Gilvary (ordinary shares)	3,276	1,544	1,732

The Performance Share Award 2015-2017 - vesting

The Company has determined that 70% of shares awarded under the EDIP performance share award 2015-2017 will vest. The rationale behind this determination is detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2017.  The released amount stated below will be retained for a period of three years.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	198,306	93,391	104,915
Dr B Gilvary (ordinary shares)	603,831	284,369	319,462

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W. Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction
270,306 restricted share units (in the form of ADSs) acquired pursuant to participation in the BP Executive Directors' Incentive Plan.
104,915 ADSs acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	375,221
d)	Aggregated information - Volume - Price - Total	375,221 Nil consideration. Market value $47.79 Market value $17,931,811.59
e)	Date of the transaction	22 May 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction
824,162 restricted share units (in the form of ordinary shares) acquired pursuant to participation in the BP Executive Directors' Incentive Plan.
321,194 shares acquired pursuant to the vesting of ordinary shares under the BP Executive Directors' Incentive Plan, following adjustments for tax, dividends and expenses where applicable.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,145,356
d)	Aggregated information - Volume - Price - Total	1,145,356 Nil consideration. Market value £5.928 Market value £6,789,670.37
e)	Date of the transaction	22 May 2018
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Notification of changes of Director's details

BP p.l.c. announces that Professor Dame Ann Dowling, Non-Executive Director of BP p.l.c. has advised that she became Non-Executive Director of Smiths Group Plc on 22 May 2018.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.9

BP p.l.c.
Total voting rights and share capital

As at 31 May 2018, the issued share capital of BP p.l.c. comprised 19,949,862,928 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,378,519,404. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,954,945,428. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 June 2018
/s/ D. J. JACKSON
------------------------
D. J. JACKSON
Company Secretary